UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-66753 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WoodRock Securities, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4265 San Felipe, Suite 600
(No. and Street)

| Houston | TX | 77027 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| John P. Dennis, III | 713-654-0912 | jdennis@woodrock.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB, P.C.
(Name – if individual, state last, first, and middle name)

| 2950 North Loop West Freeway, Suite 1200 | Houston | Texas | 77092 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 11/5/2023 | 879 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John Dennis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WoodRock Securities, LP _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any ~~partner, officer, director, or equivalent~~ person, as the case may be, has any proprietary interest in any account classified solely



~~as that of a customer.~~

SANDRA GAIL SMITH
Notary Public, State of Texas
Comm. Expires 01-25-2026
Notary ID 6990127

Signature: _____

Title: President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**WOODROCK SECURITIES, L.P.**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2023**

# CONTENTS



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of WOODROCK SECURITIES, LP

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WOODROCK SECURITIES, LP as of December 31, 2023, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WOODROCK SECURITIES, LP as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of WOODROCK SECURITIES, LP's management. Our responsibility is to express an opinion on WOODROCK SECURITIES, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WOODROCK SECURITIES, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Computation of Net Capital under SEC Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of WOODROCK SECURITIES, LP's financial statements. The supplemental information is the responsibility of WOODROCK SECURITIES, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

We have served as WoodRock Securities, LP's auditor since 2023.

Houston, Texas

March 1, 2024

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 14,115 |
| Prepaid expenses - affiliate | | 257,710 |
| TOTAL ASSETS | $ | 271,825 |

## LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---:|
| Accounts Payable | $ | 1,372 |
| Commissions payable | | 2,471 |
| TOTAL LIABILITIES | | 3,843 |
| Partners' capital | | 267,982 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ | 271,825 |

The accompanying notes are an integral part of the financial statements.   3

| | |
|---|---|
| Commissions, underwriting and other revenues | $ 2,552,835 |
| Administrative expense | 57,397 |
| Management fee expense | 1,098,000 |
| Total expense | 1,155,397 |
| Net Income | $ 1,397,438 |

The accompanying notes are an integral part of the financial statements.

WOODROCK SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

| | Limited Partner WoodRock, LLC | General Partner WoodRock Holdings GP LLC | Total |
|---|---|---|---|
| Balance, December 31, 2022 | $ 299,761 | $ 52,340 | $ 352,101 |
| Distributions | (1,174,898) | (306,659) | (1,481,557) |
| Net income | 1,383,464 | 13,974 | 1,397,438 |
| Balance, December 31, 2023 | $ 508,327 | $ (240,345) | $ 267,982 |

The accompanying notes are an integral part of the financial statements.   5

CASH FLOWS FROM OPERATING ACTIVITIES
    Cash received from customers $ 2,602,835
    Cash paid for management fee and administrative expense (1,123,602)

        Net cash provided by operating activities 1,479,233

CASH FLOWS FROM FINANCING ACTIVITIES
    Partners' Distributions (1,481,557)

        Net cash used by financing activities (1,481,557)

NET DECREASE IN CASH AND CASH EQUIVALENTS (2,324)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR 16,439

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 14,115

RECONCILIATION OF NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES
    Net income $ 1,397,438
    Change in operating assets and liabilities:
    Decrease in prepaid expense - affiliate 25,400
    Decrease in accounts receivable 50,000
    Decrease in prepaid expense 6,197
    Increase in accounts payable 198

        Net cash provided by operating activities $ 1,479,233

NOTE A       BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – WoodRock Securities, L.P. (a Texas limited partnership) ("the Partnership") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

The Partnership is located in Houston, Texas, and is a private investment banking firm. Accordingly, the Partnership filed an Exemption Report from January 1, 2023 to December 31, 2023, because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) the private placement of securities; and (2) mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Partnership is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership records Texas margin taxes if owed.

The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination. As of December, 31, 2023, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2020 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition – Investment banking, commission and underwriting fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the Partnership's written engagement agreements.

NOTE A    BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

<u>Revenue Recognition (Continued)</u>

Management deems no allowance necessary for receivables as the deal terms are agreed upon and no significant credit risk is deemed to be present. There were no outstanding receivables at December 31, 2023.

Revenues were composed of the following:

| Income | |
|---|---|
| Financial Advisory Services Fee | 1,310,000 |
| Other Income | 72 |
| Success Fee | 1,242,763 |
| Total Income | 2,552,835 |

<u>Subsequent Events</u>– The Partnership has evaluated subsequent events through March 1, 2024, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2023.

NOTE B    PARTNERSHIP AGREEMENT

The Partnership was formed October 28, 2003. The general partner of the Partnership is WoodRock Holdings GP LLC, and the initial limited partner was WoodRock, LLC. The general partner has ownership interest of 1% and the limited partner has a 99% ownership interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests and in accordance with the Members Agreement between the parties.

NOTE C    MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with WoodRock, LLC, a company related through common ownership, whereby WoodRock, LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

WoodRock, LLC received an incremental allocation service fee of $91,500 per month for the period January 1, 2023 through December 31, 2023. Service fees and expense allocations for 2023 totaled $1,098,000.

NOTE D    NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE D      NET CAPITAL REQUIREMENTS – (CONTINUED)

At December 31, 2023, the Partnership had net capital of $10,272 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .37 to 1 at December 31, 2023. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E      CONCENTRATIONS AND CREDIT RISK

Securities Investor Protection Corporation (SIPC) protects against the loss of cash and securities held by a customer at a financially-troubled SIPC-member brokerage firm. The limit of SIPC protection is $500,000 which includes a $250,000 limit for cash. The Partnership's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support receivable or advances to limited partners. For the year ended December 31, 2023, revenue from three customers represented 84% the Partnership's commission and other revenues.

NOTE F      COMMITMENTS AND CONTINGENCIES

Legal Matters:

From time to time, the Partnership may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NET CAPITAL

| | |
|---|---:|
| Total partners' capital qualified for net capital | $ 267,982 |
| Total capital and allowable subordinated liabilities | 267,982 |
| Deductions and/or charges | |
| Nonallowable assets: | |
| Prepaid expenses | - |
| Accounts receivable | - |
| Prepaid expenses - affiliate | 257,710 |

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION

| | |
|---|---:|
| Haircuts on securities | - |
| Net capital | $ 10,272 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---:|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 256 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Excess net capital | $ 5,272 |
| Ratio: Aggregate indebtedness to net capital | .37 to 1 |

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2023 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17A-5 filed by WoodRock Securities, L.P.

**WOODROCK SECURITIES, L.P.**
**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES**
**UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2023**

Exemption Provisions


The Company is also filing this Exemption Report because the Partnership's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) the private placement of securities; and (2) mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

# eepb

**Tax | Audit | Advisory**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of WOODROCK SECURITIES, LP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) WOODROCK SECURITIES, LP (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WOODROCK SECURITIES, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WOODROCK SECURITIES, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

EEPB

Houston, Texas

March 1, 2024

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of **DFK** International

# WoodRock Securities, L.P.'s Exemption Report

WoodRock Securities, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities; and (2) mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WoodRock Securities, L.P.

I, John P. Dennis, III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Designated Principal
Title